FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of May 25, 2005



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                       Form 20-F   x          Form 40-F
                                 -----                  -----


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                Yes          No    x
                                    -----        -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing shareholders approval of the dividend payment and election of directors.


                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 25, 2005



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

Tenaris Shareholders Approve Dividend Payment and Election of Directors

    LUXEMBOURG--(BUSINESS WIRE)--May 25, 2005--Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN), in its annual general shareholders meeting today, approved the consolidated financial statements for the year ended December 31, 2004 and the payment of the proposed annual dividend to shareholders of US$0.169 per share (US$1.69 per ADS), or approximately US$200 million. The dividend payment date will be June 13, 2005 and the corresponding ex-dividend date will be June 8.
    The general shareholders' meeting also approved the re-election of the current eight members of the board of directors and the election of Roberto Monti to serve as members of the board of directors until the next annual shareholders' meeting, which will be held in June 2006. Mr. Monti is a former Executive Vice-President of Repsol YPF and currently serves as non-executive chairman of Trefoil Ltd., and member of the board of directors of Wood Group, Transocean Inc. and Petrobras Energia S.A.
    The board of directors subsequently confirmed Amadeo Vazquez y Vazquez and Jaime Serra Puche and elected Roberto Monti as members of the Company's audit committee, with Mr. Vazquez y Vazquez to continue as chairman. All three members of the audit committee are independent directors.
    The shareholders' meeting also re-appointed Price Waterhouse & Co. S.R.L., a member firm of PricewaterhouseCoopers, as its independent auditors for the 2005 fiscal year.
    The extraordinary general shareholders' meeting also held today approved the procedural amendments to the Company's articles of association proposed in the agenda for the meeting. Shareholders may obtain details of the amendments and copies of the amended articles of association by contacting the Company's registered office in Luxembourg.
    Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, we have pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico, Romania and Venezuela and a network of customer service centers present in over 20 countries worldwide.

    CONTACT: Tenaris
             Nigel Worsnop, 888-300-5432
             www.tenaris.com